Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands.)

	Years Ended December 31
	Three Months Ended March 31, 2015		2014	2013		2012	2011	2010
Computation of ratio of net income to fixed charges
Fixed charges (1)	$42,792		$166,315	$204,366		$197,064	$144,662	$95,923
Fixed charges (1)	42,792		166,315	204,366		197,064	144,662	95,923
Net income	(34,535)		56,361	(134,136)		349,245	284,373	169,500

	8,257		222,676	70,230		546,309	429,035	265,423

Ratio of earnings to fixed charges	0.19	(4)	1.34	0.34	(3)	2.77	2.97	2.77

Computation of ratio of net income to combined fixed charges and preferred stock dividends:
Fixed charges (1)	$42,792		$166,315	$204,366		$197,064	$144,662	$95,923
Preferred stock dividends (2)	5,481		21,922	21,922		7,551	—	—

Combined fixed charges and preferred stock dividends	48,273		188,237	226,288		204,615	144,662	95,923

Combined fixed charges and preferred stock dividends	48,273		188,237	226,288		204,615	144,662	95,923
Net income	(34,535)		56,361	(134,136)		349,245	284,373	169,500

	13,738		244,598	92,152		553,860	429,035	265,423

Ratio of earnings to combined fixed charges and preferred stock dividends	0.28	(4)	1.30	0.41	(3)	2.71	2.97	2.77

(1)	Fixed charges consist of interest expense on all indebtedness, including interest rate swaps and maturities of Eurodollar Futures contracts.
(2)	No preferred stock was outstanding during 2011 or 2010.
(3)	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges and preferred stock dividends by $134,136.
(4)	Earnings for the three months ended March 31, 2015 were inadequate to cover fixed charges and preferred stock dividends by $34,535.